2008

FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

AS OF FEBRUARY 27, 2008

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Gold Corporation (the “Company”) for the three months ended December 31, 2007 and subsequent activity up to February 27, 2008. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s annual MD&A for the 13 months ended September 30, 2007 dated January 25, 2008 and the Company’s unaudited interim consolidated financial statements as at December 31, 2007 and November 30, 2006 and for the three months then ended prepared in accordance with Canadian GAAP.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe and North America. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia and western USA properties held through the Sweetwater option agreement. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland.

HIGHLIGHTS (from October 1, 2007)

Uranium – Kuriskova, Slovakia

  Resource estimate of 36 million pounds U3O8 released December 2007

  Results from 10,129 metre, 32 hole, 2007 infill drilling program (released February 2008) indicate significant thicknesses and uranium grades

Uranium – Novoveska Huta, Slovakia

  Completed 9-hole, 4100-metre confirmatory drill program to prepare NI 43-101 resource estimate in 2008

Uranium – USA

  Sweetwater buyout agreement to acquire 100% interest expected to close by March 2008

  Uranium mineralization encountered in Wyoming as announced in January and February, 2008

Gold – Kremnica, Slovakia

  Base line information gathering and confirmation drilling continue to support feasibility study decision

Gold – Curraghinalt, Northern Ireland

  Revised resource estimate significantly increased resource

Other – Brehov, Slovakia

  Earn-in agreement terminated with exploration property costs written-off

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

SHAREHOLDERS RIGHTS PLAN

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the “Rights Plan”) that is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Rights Plan took effect immediately, the Company will ask its shareholders to ratify it at the next annual and special meeting of shareholders scheduled for Friday, March 14, 2008. The Rights Plan will expire if shareholder ratification is not obtained within six months of its date. If approved, it will continue in effect until the annual general meeting of shareholders in 2011.

CHANGE IN YEAR END

The Company changed its year end to September 30 from August 31, effective September 30, 2007. References to the first quarter 2008 and the first quarter 2007 throughout this MD&A are for the three months ended December 31, 2007 and November 30, 2006, respectively.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations. For more detailed information, refer to the Company’s consolidated financial statements.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Three Months	Four Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	December 31,	September 30,	May 31,	February 28,
	2007	2007	2007	2007
	$	$	$	$
Total assets	66,859,872	68,738,416	66,054,804	63,757,624
Exploration properties	36,544,806	33,153,831	24,921,048	22,970,267
Working capital	26,102,402	30,632,888	38,737,425	38,060,898
Shareholders’ equity	63,573,001	64,582,260	64,313,001	62,201,922
Net loss	(1,571,724)	(2,717,954)	(1,605,796)	(1,629,749)
Loss per share	(0.01)	(0.02)	(0.01)	(0.02)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	November 30,	August 31,	May 31,	February 28,
	2006	2006	2006	2006
	$	$	$	$
Total assets	62,767,965	61,105,539	60,593,915	59,888,796
Exploration properties	19,684,603	16,580,090	13,659,438	11,422,406
Working capital	39,617,728	42,113,396	45,764,595	47,135,246
Shareholders’ equity	60,492,039	59,509,117	59,887,516	59,250,670
Net loss	(1,325,472)	(1,064,926)	(6,721,718)	(886,581)
Loss per share	(0.01)	(0.00)	(0.09)	(0.01)

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

Overview

For the first quarter 2008, the Company incurred a net loss of $1,571,724 or $0.01 per common share, compared with a net loss of $1,325,472 or $0.01 per share for the first quarter 2007. The weighted average number of common shares for the quarters increased to 122,201,446 from 112,201,641 mainly as a result of the exercise of warrants and stock options. Exploration property costs capitalized were $3,735,292 for the first quarter 2008 as compared with $3,104,513 for the first quarter 2007.

Exploration Property Costs Expensed

Exploration property costs expensed were $415,173 for the first quarter 2008 compared with $382,677 for the first quarter 2007. The Company decided to abandon the Brehov precious metals and VMS property located in Slovakia and focus only on uranium and gold properties. The Company terminated its earn-in agreement for the Brehov property and will not renew the surrounding Novosad exploration licence, which expires in June 2008. Brehov deferred exploration costs in the amount of $344,317 were written off in the first quarter 2008. Property investigations expenses were $67,838 for the first quarter 2008 compared with $382,677 in the first quarter 2007. Most of these costs were for the pursuit of investment opportunities in Eastern Europe.

Expenses

Expenses increased by $79,943 to $1,577,004 for the first quarter 2008 from $1,497,061 for the first quarter 2007. Expense increases were offset by the decrease in stock-based compensation expense.

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options issued to contractors and consultants are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.

	Three Months Ended
		December 31,	November 30,
	Change	2007	2006
	$	$	$
Employees and directors	108,868	460,031	351,163
Non-employees	(949,629)	(220,170)	729,459
Total stock-based compensation cost	(840,761)	239,861	1,080,622
Capitalized to exploration properties	503,802	68,729	(435,073)
Stock-based compensation expense	(336,959)	308,590	645,549

Total stock-based compensation cost decreased by $840,761, mainly due to the decrease in stock-based compensation cost for non-employees of $949,629. The fair value of unvested non-employee stock options significantly declined in the first quarter 2008 compared with a significant increase in the first quarter 2007. The Company’s share price decreased by 53% to $1.31 in the first quarter 2008 compared with an increase of 63% to $3.35 in the first quarter 2007. Due to the decline in the fair value of unvested non-employee options, portions of previously recorded non-employee stock-based compensation were reversed in both the statement of loss and from deferred exploration property costs in the first quarter 2008.

Public, government and investor relations expense increased by $212,088 to $283,027. This increase was largely due to the Company’s activities in Slovakia to facilitate the permitting of its projects. Audit, legal and other professional fees increased by $109,852 to $192,878 mainly due to increased audit fees due to SOX requirements.

Other Income (Expense)

Interest income decreased by $116,166 to $330,927 for the first quarter 2008 compared with the first quarter 2007 due to the net decrease in interest-bearing bank deposits and short-term investments. The recovery of office relocation costs is discussed below. Foreign exchange translation losses were $57,247 in the first quarter 2008 compared with gains of $107,173 in the first quarter 2007. First quarter 2007 gains were largely due to the effect of the appreciation of the US dollar on US dollar denominated short-term investments.

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

Uranium Exploration Properties

The Company deferred exploration costs of $2,932,039 for its uranium properties in the first quarter 2008 compared with $1,360,469 for the first quarter 2007 as a result of increased drilling activity. Expenditures on the Kuriskova property increased by $715,053 to $1,541,872, of which $1,149,583 was for drilling and assay costs. The Company drilled 4,058 metres in the first quarter 2008. Deferred studies and evaluations costs of $229,555 in the first quarter 2008 included the costs of the revised Kuriskova resource estimate released in December 2007.

Other Slovakian uranium property costs increased by $406,278 to $567,398 for the first quarter 2008. Drilling and assay costs were $469,115 for the 1,848 metres of twin hole drilling on the Novoveska Huta property in the first quarter 2008.

The Company incurred first quarter 2008 costs of $822,769 for its uranium exploration properties in the United States, an increase of $450,239 from the first quarter 2007. Drilling and assay costs were $462,610 in the first quarter 2008 as the Company drilled 6,882 metres on the Wyoming properties and 137 metres on the Arizona properties.

Gold Exploration Properties

Gold property expenditures decreased by $845,717 to $789,916 for the first quarter 2008. Expenditures on the Kremnica gold property decreased to $531,477 in the first quarter 2008 compared with $1,223,217 in the first quarter 2007. Drilling and assay costs for 898 metres of confirmation drilling were $251,980 for the first quarter 2008.

Expenditures on Curraghinalt decreased to $226,248 in the first quarter 2008 compared with $323,623 in the first quarter 2007, with only 81 metres drilled. Costs of $38,120 for studies and evaluations were mainly for the new resource estimate released in December 2007.

Property and Equipment

In October 2007 the Company relocated its Vancouver head office from premises shared with Longview Capital Partners Incorporated (“Longview”), a company related by way of common directors. Longview agreed to pay the Company $300,000 (unpaid) for the Company’s office relocation costs, of which $153,227 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $146,773 was included in other income as a recovery of office relocation costs. Additions to property and equipment were $317,066 in the first quarter 2008 compared with $122,709 in the first quarter 2007. In both periods these costs mainly related to head office furniture and leasehold improvements due to head office relocations.

Working Capital

Working capital was $26,102,402 as at December 31, 2007 compared with $30,632,888 as at September 30, 2007. The $4,530,486 decrease was mainly due to cash used in operations and exploration property investing activities. Other receivables increased by $651,090 to $1,441,542 largely due to recoverable Slovakian commodity taxes. Marketable securities decreased by $104,481 to $304,262 due to mark-to-market losses. Prepaid expenses and deposits decreased by $100,699 to $90,373 due to a deposit on furniture costs for the Company’s head office relocation. Accounts payable and accrued expenses decreased by $888,504 to $2,281,960 due to decreased exploration costs in the first quarter 2008 compared with the four months ended September 30, 2007.

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

Shareholders’ Equity

Shareholders’ equity decreased by $1,009,259 to $63,573,001 in the first quarter 2008. Share capital increased by $831,556 as a result of the exercise of stock options. Accumulated other comprehensive income, which represents unrealized gains on the Company’s marketable securities, decreased by $104,481 to $21,190 due to mark-to-market losses on marketable securites in the first quarter 2008.

	Common Shares	Stock Options	Warrants	Share Capital
	Outstanding	Outstanding	Outstanding	$
Balance, December 31, 2007	122,257,859	6,551,666	608,537	107,890,416
Stock options granted	–	1,812,500	–	–
Stock options forfeited	–	(41,666)	–	–
Warrants expired	–	–	(608,537)	–
Balance, February 27, 2008	122,257,859	8,322,500	–	107,890,416

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash decreased by $5,864,900 in the first quarter 2008 to $26,548,185. Cash flows used in operating activities were $940,697 compared with $206,808 in the first quarter 2007. This increase was mainly due to the timing of cash payments or receipts for non-cash working capital.

Cash flows used in investing activities were $5,250,785 for the first quarter 2008. Cash flows used for exploration properties were $4,933,719 in the first quarter 2008 as compared with $2,274,371 in the first quarter 2007. Cash flows from financing activities were $362,582, a decrease from $857,239 in the first quarter 2007 mainly due to the decrease in stock option exercises.

Cash

Cash is invested in secure bank deposits with two major Canadian Schedule 1 banks. The Company has not been affected by the liquidity crisis involving asset-backed commercial paper.

Contractual Obligations and Contingencies

There were no material changes to the Company’s contractual obligations and contingencies in the quarter.

Additional Financing

The Company believes that its working capital is sufficient to carry out its current exploration work programs and fund corporate overhead expenditures to the end of fiscal 2008. To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing will be required to develop its exploration properties and pay corporate costs. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Cost reimbursements from companies with common directors and/or officers relate to the office relocation agreement (discussed above) and costs sharing arrangements with Longview. This amount increased to $310,031 in the first quarter 2008 from $20,590 in the first quarter 2007. The Company no longer shares office space with Longview.

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

Certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Messrs. Damien Reynolds and Hein Poulus, as directors, and Mr. Garry Stock, as an officer. These contracts were for fixed monthly amounts and bonuses. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors decreased to $7,792 in the first quarter 2008 from $15,000 in the first quarter 2007 as Mr. Reynolds terminated his contract in October 2006. Consulting fees to companies controlled by officers decreased to $nil in the first quarter 2008 from $18,000 in first quarter 2007 as the contract with Mr. Stock was terminated in March 2007. These amounts are presented within salaries and fees to directors and contractors.

Geological consulting fees of $29,299 to Longview Technical, a division of Longview, were capitalized to exploration properties in the first quarter 2008. These fees were based on Longview Technical’s standard rates. Two directors of the Company, Mr. Poulus and Mr. Shorr, are also directors of Longview.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus is a partner in the firm. Stikeman Elliott fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. These fees were $28,000 in the first quarter 2008.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability or adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages or the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the USA and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro. As at December 31, 2007, the Company had restricted deposits of US$930,000. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Credit

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts and its restricted deposits. There can be no assurance that the Company’s counterparties will not default on their obligations such that the Company will incur losses.

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

Interest Rate

The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

OUTLOOK

Uranium

The Company conducted airborne and ground surveys on all its Slovakian uranium properties. Results of the combined surveys are expected to be disclosed shortly.

A new Kuriskova resource estimate is expected to be released in the summer of 2008. An infill drill program of 9,000 metres is planned for 2008. To minimize the environmental impact of drilling on bird nesting behaviour, the Company will cease drilling at Kuriskova by March 2008 and resume drilling again in the summer of 2008. The Company has engaged AMEC plc of London, England to conduct a Kuriskova Targeting Study to investigate mine development concepts and environmental impacts. AMEC is working with Wismut Umwelttechnik GmbH (WISUTEC) of Chemnitz, Germany. The study is scheduled for completion and release in March 2008.

At Novoveska Huta, the Company is continuing the historic data verification process to enable the calculation of a NI 43-101 resource estimate in the second half of 2008. The Company expects to release Novoveska Huta gamma results from its 2007 drill program by May 2008, with assay results to follow shortly thereafter. Confirmation drilling will continue with a 2,000 metre program planned to end in the summer of 2008. Gamma results are expected to be released starting in the summer of 2008, with assay results thereafter.

With respect to the Company’s uranium properties in the USA, the Company expects to complete the Sweetwater buyout by March 2008. Exploration drilling will continue, mainly in Wyoming but also Arizona.

Gold

Base line information gathering for environmental purposes continues at the Kremnica gold project in support of a future decision to proceed to the feasibility stage. The infill drill program continues. The Company is targeting a new resource estimate in the second half of 2008 that will be suitable for a feasibility study.

Drilling rigs were mobilized at Curraghinalt to start a step-out exploration drill program of 4,000 metres. A new resource estimate is planned by late 2008.

The Company expects to receive an assessment of Nevada exploration results in March 2008.

Corporate

Timing of the corporate reorganization depends upon the timing and outcome of the Company’s advance tax ruling request.

The Company continues to explore earn-in and other corporate development opportunities.

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

  strategies and objectives;

  interest and other expenses;

  tax position and tax rates;

  political unrest or instability in foreign countries and its impact on foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;

  estimates of the quantity and quality of mineral resources;

  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

  financial and operating objectives;

  exploration, environmental, health and safety initiatives;

  availability of qualified employees for operations; and

  outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  interest rates and foreign exchange rates;

  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

TOURNIGAN GOLD CORPORATION
2008 FIRST QUARTER REPORT

MANAGEMENT’S  DISCUSSION AND ANALYSIS

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  the availability of financing for development projects on reasonable terms;

  costs of production and production and productivity levels, as well as those of competitors;

  the ability to secure adequate transportation for products;

  the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  the ability to attract and retain skilled staff;

  the impact of changes in foreign exchange rates on costs and results;

  engineering and construction timetables and capital costs for development and expansion projects;

  costs of closure of various operations;

  market competition;

  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

  tax benefits and tax rates;

  the resolution of environmental and other proceedings or disputes; and

  on going relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms “measured and indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This management discussion and analysis uses the term “inferred resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.